UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Iron Ore
Macquarie Western Australia Forum
bhpbilliton
resourcing the future
Jimmy Wilson
President Iron Ore
15 October 2013

Disclaimer
bhpbilliton
resourcing the future
Forward looking statements
This presentation contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.
These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward looking statements.
For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP
Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 2

Disclaimer

Mineral Resources

This presentation includes information on Mineral Resources (inclusive of Ore Reserves) and Ore Reserves compiled by: P Whitehouse – Mineral Resources (MAusIMM) and T Cockerill – Ore Reserves (MAusIMM) – Western Australia Iron Ore (WAIO). The FY2013 information is extracted from the report titled BHP Billiton 2013 Annual Report created on September 25th 2013 and is available to view on www.bhpbilliton.com. The company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

FY2007 to FY2012 Mineral Resources (inclusive of Ore Reserves) and Ore reserves is compiled by P Whitehouse and T Cockerill from BHP Billiton Annual Reports for the aforementioned years. The compilers verify that this report is based on and fairly reflects the Mineral Resources and Ore Reserve information in the supporting documentation and agree with the form and context of the information presented.

All FY2013 information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (the JORC Code) and FY2007 to FY2012 information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004 (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources, and Ore Reserves under the JORC Code.

Mineral Resource and Ore Reserve breakdown by classification (100% basis) is contained in Table 1.

All tonnes and grade information has been rounded, hence small differences may be present in the totals.

Table 1

Financial Year	Proved Reserve (Bt)	Probable Reserve (Bt)	Measured Resource (Bt)	Indicated Resource (Bt)	Inferred Resource (Bt)
FY2013	1.5	2.1	2.6	4.2	15
FY2012	1.4	2.0	2.3	3.7	14.6
FY2011	1.4	2.1	2.2	3.9	13.2
FY2010	1.3	2.0	1.9	3.5	10.7
FY2009	1.3	1.8	1.8	3.2	7.5
FY2008	1.5	1.5	2.0	2.9	6.8
FY2007	1.3	1.1	1.7	2.1	4.2

Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 3

Key themes
bhpbilliton
resourcing the future
Strong steel production outlook continues to underpin iron ore demand
The iron ore cost curve is expected to flatten over the medium to long term as the major, low cost producers expand supply
Our high quality resource base is a competitive advantage
We will prioritise the highest returning growth options
Debottlenecking the supply chain is expected to deliver capital efficient growth in capacity to approximately 260 mtpa to 270 mtpa
A structured approach to productivity is delivering significant value
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 4

Long term drivers of demand remain intact
bhpbilliton
resourcing the future
Global population growth
(billion people)
9
Rural population Urban population
CAGR1>1.5% CAGR1<1%
6
60%
52%
3
34%
0
1950 1960 1970 1980 1990 2000 2010 2020 2030
GDP change between 2012 and 2025
(2005 real PPP US$ trillion)
30
China
25 GDP CAGR: +7%
20
European
US Union
15
10 India
Japan
5 Brazil Russia South Korea
Australia
0
0 20 40 60
GDP per capita
(2005 real PPP US$’000s)
1. Total global population CAGR.
Source: United Nations (Population Division, Department of Economic and Social Affairs).
Source: IHS Global Insight.
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 5

Chinese steel demand growth rates have moderated, but remain strong in absolute terms bhpbilliton
resourcing the future
Crude steel consumption
(kilograms per capita per year)
1,400
1,200
1,000
US Japan Germany Korea China
800 600 400 200
0
0 10 20 30 40 50
GDP per capita
(2005 real PPP US$’000s)
Chinese GDP and crude steel output growth
(YoY, %) (ratio)
30 3.0 GDP growth rate Crude steel output growth rate
25 Steel/GDP Elasticity (RHS) 2.5
20 2.0
15 1.5
10 1.0
5 0.5
0 0.0 2000 2003 2006 2009 2012
Source: Global Insight; World Steel Association; BHB Billiton. Source: NBS; World Steel Association; BHB Billiton.
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 6

Expansions to low cost seaborne supply will flatten the cost curve bhpbilliton
resourcing the future
Cost curve for iron ore fines
(US$/t, nominal, CIF China equivalent basis)
180 160 140 120 100 80 60 40 20 0
CY13 CY15
BHP Billiton will retain a favourable position on the cost curve
Our competitive position is underpinned by the quality of our resource
CY01
Cost curve expected to flatten over time as new supply is predominantly low cost
BHP Billiton WAIO
Cumulative volume
(million tonnes)
Source: Macquarie Research, October 2013.
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 7

Our high quality resource base is a competitive advantage
bhpbilliton
resourcing the future
Pilbara mineral resources more than doubled in six years… within a concentrated footprint
WAIO resources and reserves
(billion wet tonnes, 100% basis)
+100 years mine life1
25.0
Resource +100 +100
Reserve
20.0
15.0
21
10.0 21
19 16
13
5.0 12
8
3.0 3.1 3.3 3.5 3.4 3.6
2.4
0.0
FY07 FY08 FY09 FY10 FY11 FY12 FY13
Port Hedland
Finucane Island
Nelson Point
Boodarie
YARRIE
Port Hedland Newman Railway
Marillana Yandi MAC
Jinidi South Flank
OB 23/25 OB 18 Newman Jimblebar Wheelarra
~250km
Existing Future
Note: Refer to disclaimer on slide 3.
1. Represents the Mineral Resource (inclusive of Ore Reserves) divided by the FY13 production rate and does not imply that any mine planning has been completed. The life of individual mines may be more or less than the number stated above.
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 8

We will prioritise the highest returning options

bhpbilliton
resourcing the future

- WAIO Inner Harbour Expansion project is substantially complete
  - First ore loaded during Q1 FY13 from two new ship loaders at Nelson Point
  - Car Dumper 5 processed first ore in late CY12
- The Inner Harbour comprises eight berths and eight ship loaders, four each at Nelson Point and Finucane Island
- Option secured for two additional berths at Burgess Point
- Potential to debottleneck existing land-side infrastructure
- The Outer Harbour remains a valuable option for long term growth

Port Hedland Inner Harbour


Hunt Point
Finucane Island
BHP - D
BHP - C
Port Hedland town area
PH1
PH4
Nelson Point
PH2
BHP - A
PH3
BHP - G
BHP - B
BHP - H
Stanley Point
BHP - E
SP1
AP1
BHP - F
Burgess Point
SP2
AP2
AP4
AP3
BP1
SP3
AP5
BP2
SP4
Anderson Point
Lumsden Point
Sting Ray Creek
Smith Point
South East Creek
BHP Billiton berths
Option secured for two additional BHP Billiton berths at Burgess Point

Jimmy Wilson, President Iron Ore, 15 October 2013
Slide 9

Significant opportunity for debottlenecking and capital efficient growth across our supply chain bhpbilliton
resourcing the future
We can grow system capacity to approximately 260 mtpa to 270 mtpa without the requirement for an additional mining hub or major port and rail infrastructure
Pits Train Load Outs
Car dumpers Stockyards Ship loaders & berths
Ore Handling Plants Yards
Mines
The new Jimblebar mine will ramp up to 35 mtpa and take total mine capacity to 220 mtpa
Jimblebar readily expandable from 35 to 55 mtpa
Debottlenecking and mobile crushers can unlock a further +20 mtpa across our portfolio of mines
Rail
Dual track rail can deliver >300 mtpa of capacity with modest investment
Port
5 car dumpers installed with optimised throughput potential of 55 to 60 mtpa per dumper
8 ship loaders installed with optimised throughput potential of 35 to 40 mtpa per ship loader
Low cost opportunity to debottleneck the conveyor, stockyard and stacker-reclaimer system
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 10

Our productivity drive is already yielding strong results
bhpbilliton
resourcing the future
Mt Whaleback R996 digger productivity
(index, July 2012 annualised total movement = 100)
160 140 120 100 80 60 40 20 0
38% improvement over the past 12 months
Wet weather
Wet weather
Jul 12 Aug 12 Sep 12 Oct 12 Nov 12 Dec 12 Jan 13 Feb 13 Mar 13 Apr 13 May 13 Jun 13 Jul 13 Aug 13 Sep 13
Newman hub utilisation of train load-out
(index, July 2012 = 100)
175 150 125 100 75 50 25 0
+20% increase from the March 2013 quarter
Jul 12 Aug 12 Sep 12 Oct 12 Nov 12 Dec 12 Jan 13 Feb 13 Mar 13 Apr 13 May 13 Jun 13
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 11

Increased fixed plant utilisation at the mines has contributed to a significant uplift in ore railed bhpbilliton
resourcing the future
Mines fixed plant utilisation
(%)
88 86 84
82
FY11 FY12 FY13
Railed tonnage performance
(mtpa, 90 day moving average)
220
Transition to 120 car rakes (August 12)
200
180 Dual track construction completed
160 Transition to 124 car rakes (April 13)
140
120
Jul 10 Dec 10 Jun 11 Dec 11 Jun 12 Dec 12 Jun 13
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 12

Key themes
bhpbilliton
resourcing the future
Strong steel production outlook continues to underpin iron ore demand
The iron ore cost curve is expected to flatten over the medium to long term as the major, low cost producers expand supply
Our high quality resource base is a competitive advantage
We will prioritise the highest returning growth options
Debottlenecking the supply chain is expected to deliver capital efficient growth in capacity to approximately 260 mtpa to 270 mtpa
A structured approach to productivity is delivering significant value
Jimmy Wilson, President Iron Ore, 15 October 2013 Slide 13

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 15, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary